Exhibit 99.30

Concordia Healthcare Corp. works to expand treatment options for patients with rare cancers

Photodynamic therapy with PHOTOFRIN® being studied in range of cancers

Oakville, ONTARIO, May 7, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (OTCQX: CHEHF), a diverse healthcare company focused on legacy pharmaceutical products, orphan drugs, and medical devices for the diabetic population, today provided a clinical update on its orphan drug development program with Photodynamic Therapy (PDT) with PHOTOFRIN® (porfimer sodium), a drug-device combination therapy.

Due to its ability to target cancer cells, PDT with PHOTOFRIN is being studied in a range of hard-to-treat, hard-to-reach cancers including adult and pediatric brain cancer, mesothelioma and cholangiocarcinoma (bile duct cancer).

“As a drug-device combination treatment, photodynamic therapy with PHOTOFRIN has broad therapeutic applicability,” said Mark Thompson, CEO of Concordia. “Concordia has the commitment to fully realize the potential of this research program in the orphan disease space, potentially helping patients dealing with an unmet medical need.”

Researchers at the Medical College of Wisconsin (MCW) are currently initiating a Phase 2 study of PDT with PHOTOFRIN in adults with recurrent high-grade gliomas, a diverse group of tumors of the brain and spinal cord that grow quickly and have the ability to spread through the brain aggressively making them very difficult to treat.

In the United States, the five-year survival rate for patients of all ages with all types of brain tumors is approximately 20 percent, with the scale skewed toward even poorer survival in patients with gliomas. Although surgery and radiotherapy are primary treatment options, surgery is rarely curative, and radiotherapy has little impact on overall survival. PDT allows investigators to target treatment directly into tumor areas near eloquent tissue – the parts of the brain needed for important functions such as speech, walking, movement, and memory – with the potential to improve the ability to treat and destroy all tumor cells while reducing potential long-term neurological consequences associated with surgery and radiation. The trial is expected to enroll 30 patients over a three-year period.

Previous PDT trials demonstrated increases in long-term survival including one trial in adult patients with recurrent glioblastoma with rates of 57 per cent (anaplastic astrocytoma) and 37 per cent (glioblastoma multiforme) beyond 36 months.

Harry T. Whelan, MD, the Bleser Professor of Neurology and Pediatrics and Hyperbaric Medicine at MCW, is the lead investigator for the study.

“Patients with high-grade gliomas in particular have a very poor prognosis,” said Dr. Whelan. “Photodynamic therapy with PHOTOFRIN has the potential to add to the multi-modal approach of surgery and chemotherapy by providing another treatment option for patients with rare cancers for which there is no clear standard of care.”

Dr. Whelan also is conducting a Phase 1 clinical trial of PDT with PHOTOFRIN in children and adolescents, from newborn to 18 years old, who have recurrent or progressive brain tumors. The primary objective of this study is to identify a maximum tolerated dose (MTD) and to characterize the side-effect profile of PHOTOFRIN in children with recurrent brain tumors. The trial is being conducted by the Children’s Hospital of Wisconsin Research Institute and MCW, one of the few centers in the United States with experience utilizing PDT technology for the treatment of brain tumors.

Other Clinical Trials with Photodynamic Therapy with PHOTOFRIN

Concordia is continuing to advance a broad clinical trial program using PDT with PHOTOFRIN. After reaching an agreement with the U.S. Food and Drug Administration in November 2013 to conduct a Phase 3 clinical trial in unresectable cholangiocarcinoma (CCA) per the conditions specified in a special protocol assessment or SPA (ClinicalTrials.gov identifier: NCT02082522), Concordia began initiating global clinical trial sites in August. Sites in North America, Europe and Korea have since been initiated and patient enrollment is underway in North American and Korea. The trial is expected to enroll 200 patients.

Concordia’s presence in Southeast Asia also includes its recent exclusive trademark license and product distribution agreement with Union Med. Limited (“Union”), a leader in providing hospitals throughout China with photodynamic therapies for cancerous and non-cancerous tumors. Under the distribution agreement, Union will import, clinically develop (if necessary), gain regulatory approval for, distribute, market and sell PHOTOFRIN throughout the People’s Republic of China, Hong Kong, Macau and Taiwan.

Also, with support from an US$8 million National Cancer Institute grant, researchers at the Perelman School of Medicine at the University of Pennsylvania are enrolling patients in a Phase 2 trial to evaluate PDT with PHOTOFRIN for patients with epithelioid malignant pleural mesothelioma (MPM). Mesothelioma is a rare, aggressive and deadly cancer that most often manifests itself in the lining of the lungs and is caused almost exclusively by exposure to asbestos. The study expects to enroll 102 patients over four years.

About Photodynamic Therapy with PHOTOFRIN

PDT with PHOTOFRIN is a two-step cancer treatment process. PHOTOFRIN, a photosensitizing drug, is injected into the blood stream of patients where it accumulates in cancer cells. Immediately after surgical removal of the tumor, PHOTOFRIN is activated or “turned on” with laser light, which attacks any remaining cancer cells in nearby tissue. In addition to directly attacking cancer cells, PDT appears to shrink or attack tumors in two other ways. The photosensitizer can damage blood vessels in the tumor, thereby preventing the cancer from receiving necessary nutrients. PDT also may modulate the immune system to attack the tumor cells.

PHOTOFRIN is indicated for the treatment of esophageal cancer, non-small-cell lung cancer and high-grade dysplasia in Barrett’s esophagus. PHOTOFRIN was granted orphan drug designation (ODD) by the FDA in 2001 for the ablation of High-Grade Dysplasia in Barrett’s Esophagus in patients who are not considered to be candidates for esophagectomy, in 2004 for cholangiocarcinoma (CCA), a rare cancer in the ducts that carry bile from the liver to the small intestine, and in 2011 as adjuvant therapy to surgery for the treatment of malignant pleural mesothelioma.

For additional information about PHOTOFRIN, please see full prescribing information available at www.PHOTOFRIN.com.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of 23 products including Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan division, Concordia Laboratories Inc., manufactures PHOTOFRIN. PHOTOFRIN is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Charlottesville, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This press release includes forward-looking statements and information (“forward-looking statements”) regarding Concordia and its business, which may include, but are not limited to, statements with respect to the addition of new sites approved to enroll patients into clinical trials, the ability to enroll patients into clinical trials, the ability to obtain necessary approvals, the approval and development of PDT with PHOTOFRIN as a new treatment for certain forms of cancer, the acceleration of product development, the ability, potential and/or effectiveness of PDT with PHOTOFRIN to combat certain forms of cancer and reducing potential long term consequences associated with surgery and radiation, the ability of PDT with PHOTOFRIN to provide better or alternative treatment options, the ability and/or potential of PDT with PHOTOFRIN to prolong the life of anyone affected by certain forms of cancer, medical community support and requirements for new treatments such as PDT with PHOTOFRIN, the results and/or success of clinical trials, the ability to expand existing sales of Concordia’s products in certain markets, the receipt of approval to market and distribute Concordia’s products in certain markets, the outcomes and success of distribution arrangements, market opportunities for Concordia’s products, statements with respect to the relationship between Concordia and Union, the commercial potential of Concordia’s products, the potential of Concordia’s products to assist patients in dealing with unmet medical needs and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the pharmaceutical industry, the failure to comply with applicable laws, the failure to obtain regulatory approvals, risks associated with clinical trials (including, without limitation, in respect of patient enrollment into clinical trials), risks relating to the use of Concordia’s products to treat certain diseases, risks relating to distribution arrangements, risks relating to the markets in which Concordia operates and/or distributes its products, economic factors, market conditions, the equity markets generally, risks associated with growth and competition and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please visit www.concordiarx.com or contact:

Media:

Molly Watson

Ritz Communications

413-454-3926

molly.watson@ritzcommunications.com

Investors:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com